FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X         Form 40-F
                                     ------                ------

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                  Yes            No    X
                                      ------        ------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC




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This Form 6-K consists of:

The press release on disclosed continuing connected transaction of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 10, 2006.




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                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------


                          Name:  Huang Long

                          Title: Company Secretary



Date:    March 10, 2006




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               [HUANENG POWER INTERNATIONAL, INC. GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                        HUANENG POWER INTERNATIONAL, INC.
                   Discloses Continuing Connected Transaction

(Beijing, China, March 10, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced today that on March 7 2006, the Company entered into a Framework Agreement (the "Agreement") with China Huaneng Finance Corporation Limited ("Huaneng Finance") to continue to place deposits with Huaneng Finance and to utilize the notes discounting services offered by Huaneng Finance. The Company and China Huaneng Group ("Huaneng Group") own 20% and 51% equity interest, respectively, in Huaneng Finance, a non-bank financial institution in China. Huaneng Group holds approximately 51.98% equity interests in Huaneng International Power Development Corporation which in turn owns 42.87% of the Company. The Agreement was entered into following arms' length negotiations between the Company and Huaneng Finance. Under the Agreement, the Company will from time to time place deposits with Huaneng Finance at rates which are no less favorable to the Company than the rates available from an independent third party for similar services in the PRC. In addition, the Company will also utilize the notes discounting services by Huaneng Finance by paying it a service fee on terms more favorable than the services fees charged by an independent third party for similar services in the PRC. The Agreement is valid for three years and may be renewed for further periods to be agreed or be replaced by new agreement upon the parties' mutual consent.

The Company estimates that the maximum outstanding balances of deposits during the term of the Agreement will not exceed RMB6,000 million. This cap is proposed by the Company based on a number of factors, including the expanding asset scale and the increasing amount of deposits of the Company. The Company also estimates that the total amount of the notes discounting services during the term of the Agreement will not exceed RMB1,850 million per annum.

Huaneng Power Int'l, Inc.
Discloses Continuing Connected Transaction...P.2


The Company maintained deposits with Huaneng Finance for the past two years. For the years 2004 and 2005, the maximum outstanding balances of deposits maintained by the Company with Huaneng Finance amounted to RMB2,248 million and RMB1,768 million, respectively. Huaneng Finance has also been providing notes discounting services to the Company during the years of 2004 and 2005. The Company has decided to use Huaneng Finance for deposit and notes discounting services because the rates offered by Huaneng Finance are more favourable than those offered by commercial banks in the PRC in general, and also it believes that Huaneng Finance's services are more efficient than other financial institutions in PRC. In addition, connected transactions involved in the Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole. Therefore, the Company proceeds the deposits and notes discounting services provided by Huaneng Finance.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,153MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.


                                     ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin        Mr. Edwin Ng/Ms. Sally Wong/Ms. Christy Lai
Huaneng Power International, Inc.   Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866        Tel: (852) 2520 2201
Fax: (8610) 6649 1860               Fax:(852) 2520 2241
Email: ir@hpi.com.cn